



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "GEEK GIRL TECH, PBC", FILED IN THIS OFFICE ON THE EIGHTH DAY OF FEBRUARY, A.D. 2018, AT 12:13 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6748308 8100
SR# 20180835609

Authentication: 202131319
Date: 02-12-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:13 PM 02/08/2018
FILED 12:13 PM 02/08/2018
SR 20180835609 - File Number 6748308

CERTIFICATE OF INCORPORATION

OF

GEEK GIRL TECH, PBC

a public benefit corporation

The undersigned, a natural person (the "***Sole Incorporator***"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware, hereby certifies that

I.

The name of this corporation is Geek Girl Tech, PBC.

II.

The address of the registered office of the corporation in the State of Delaware is 3500 S. DuPont Highway, City of Dover, County of Kent, 19901 and the name of the registered agent of the corporation in the State of Delaware at such address is GKL Registered Agents of DE, Inc.

III.

The corporation shall be a public benefit corporation as contemplated by subchapter XV of the Delaware General Corporation Law. The corporation is intended to produce a public benefit or public benefits and to operate in a responsible and sustainable manner. The corporation shall be managed in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the corporation's conduct, and the public benefit or public benefits identified herein.

IV.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

The specific public benefit to be promoted by the corporation is to provide IT security and services while creating opportunities for women and other underrepresented people in tech.

V.

This corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares of Common Stock presently authorized is 10,000,000. The Common Stock shall have a par value of $0.00001 per share.

VI.

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the bylaws of the corporation.

1

B. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation, or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election.

D. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E. The Board of Directors is expressly empowered to adopt, amend, or repeal the bylaws of the corporation. The stockholders shall also have power to adopt, amend, or repeal the bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

VII.

A. To the fullest extent permitted by applicable law, the personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director of the corporation shall be eliminated. If applicable law is hereafter amended to permit a corporation to eliminate such personal liability to a greater extent than is permitted as of the date hereof, then such personal liability shall be eliminated to such greater extent.

B. To the fullest extent permitted by applicable law, the corporation shall indemnify (provide advancement of expenses to) any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person is or was a director or officer of the corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation. If applicable law is hereafter amended to permit a corporation to provide such indemnification (or advancement of expenses) to a greater extent than is permitted as of the date hereof, then the corporation shall provide such indemnification (or advancement of expenses) to such greater extent.

C. Any disinterested failure to satisfy Section 365 of the Delaware General Corporation Law shall not, for the purposes of Section 102(b)(7) or Section 145 of the Delaware General Corporation Law, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

D. Any repeal or modification of this Article VII shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VII in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VIII.

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the corporation to the corporation or its stockholders, (C) any action or proceeding asserting a claim against the corporation arising pursuant to any provision of the Delaware General Corporation Law or the corporation's certificate of incorporation or bylaws, or (D) any action or proceeding asserting a claim against the corporation governed by the internal affairs doctrine.

IX.

The corporation reserves the right to amend, alter, change, or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

X.

The name and the mailing address of the Sole Incorporator are as follows:

Jennifer Kassan
4388 Lorren Drive
Fremont, California 94536

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.

IN WITNESS WHEREOF, this certificate of incorporation has been subscribed as of February 8, 2018 by the undersigned who affirms that the statements made herein are true and correct.



Jennifer Kassan, Sole Incorporator